UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Green Dot Corporation
(Name of Issuer)
Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)
39304D 102
(CUSIP Number)
Frederic D. Fenton
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 27, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: TCV VII, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

CAYMAN ISLANDS

	7	SOLE VOTING POWER:

NUMBER OF		1,246,002 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,246,002 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,246,002 SHARES OF COMMON STOCK

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.65%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5.

Page 2 of 23 Pages

1	NAMES OF REPORTING PERSONS: TCV VII (A), L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

CAYMAN ISLANDS

	7	SOLE VOTING POWER:

NUMBER OF		647,079 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		647,079 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

647,079 SHARES OF COMMON STOCK

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.76%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5.

Page 3 of 23 Pages

1	NAMES OF REPORTING PERSONS: TCV MEMBER FUND, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

CAYMAN ISLANDS

	7	SOLE VOTING POWER:

NUMBER OF		11,292 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,292 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,292 SHARES OF COMMON STOCK

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.17%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5.

Page 4 of 23 Pages

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

CAYMAN ISLANDS

	7	SOLE VOTING POWER:

NUMBER OF		1,893,081 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,893,081 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,893,081 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5.

Page 5 of 23 Pages

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

CAYMAN ISLANDS

	7	SOLE VOTING POWER:

NUMBER OF		1,904,373 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,904,373 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,904,373 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.15%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(A) Please see Item 5.

Page 6 of 23 Pages

1	NAMES OF REPORTING PERSONS: JAY C. HOAG I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,904,373 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

1,904,373 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,904,373 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.15%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

Page 7 of 23 Pages

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,904,373 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

1,904,373 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,904,373 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.15%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

Page 8 of 23 Pages

1	NAMES OF REPORTING PERSONS: JOHN L. DREW I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,904,373 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

1,904,373 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,904,373 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.15%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

Page 9 of 23 Pages

1	NAMES OF REPORTING PERSONS: JON Q. REYNOLDS, JR. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,904,373 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

1,904,373 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,904,373 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.15%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

Page 10 of 23 Pages

1	NAMES OF REPORTING PERSONS: WILLIAM J.G. GRIFFITH IV I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,904,373 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

1,904,373 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,904,373 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.15%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

Page 11 of 23 Pages

1	NAMES OF REPORTING PERSONS: ROBERT W. TRUDEAU I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,904,373 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

1,904,373 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,904,373 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.15%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

Page 12 of 23 Pages

1	NAMES OF REPORTING PERSONS: CHRISTOPHER P. MARSHALL I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,904,373 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

1,904,373 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,904,373 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.15%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

Page 13 of 23 Pages

1	NAMES OF REPORTING PERSONS: TIMOTHY P. McADAM I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,904,373 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

1,904,373 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,904,373 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.15%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

Page 14 of 23 Pages

1	NAMES OF REPORTING PERSONS: JOHN C. ROSENBERG I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,904,373 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

1,904,373 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,904,373 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.15%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

Page 15 of 23 Pages

ITEM 1. SECURITY AND ISSUER.
This statement relates to shares of Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of Green Dot Corporation, a Delaware corporation (“GDOT” or the “Company”). The Company’s principal executive offices are located at 605 East Huntington Drive, Suite 205, Monrovia, California 91016.
ITEM 2. IDENTITY AND BACKGROUND.
(a)-(c), (f). This statement is being filed by (1) TCV VII, L.P., a Cayman Islands exempted limited partnership (“TCV VII”), (2) TCV VII (A), L.P., a Cayman Islands exempted limited partnership (“TCV VII(A)”), (3) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund” and, together with TCV VII and TCV VII(A), the “TCV Funds”), (4) Technology Crossover Management VII, L.P., a Cayman Islands exempted limited partnership (“TCM VII”), (5) Technology Crossover Management VII, Ltd., a Cayman Islands exempted company (“Management VII”), (6) Jay C. Hoag (“Mr. Hoag”), (7) Richard H. Kimball (“Mr. Kimball”), (8) John L. Drew (“Mr. Drew”), (9) Jon Q. Reynolds, Jr. (“Mr. Reynolds”), (10) William J.G. Griffith IV (“Mr. Griffith”), (11) Robert W. Trudeau (“Mr. Trudeau”), (12) Christopher P. Marshall (“Mr. Marshall”), (13) Timothy P. McAdam (“Mr. McAdam”) and (14) John C. Rosenberg (“Mr. Rosenberg”). TCV VII, TCV VII(A), Member Fund, TCM VII, Management VII, Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith, Mr. Trudeau, Mr. Marshall, Mr. McAdam and Mr. Rosenberg are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
TCV VII, TCV VII(A), Member Fund, TCM VII and Management VII (collectively, the “TCV Entities”) are each principally engaged in the business of investing in securities of privately and publicly held companies. TCM VII is the direct general partner of TCV VII and TCV
VII(A). Management VII is the direct general partner of TCM VII, the ultimate general partner of TCV VII and TCV VII(A) and a general partner of Member Fund. The address of the principal business and office of each of the TCV Entities is 528 Ramona Street, Palo Alto, California 94301.
Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith, Mr. Trudeau, Mr. Marshall, Mr. McAdam and Mr. Rosenberg (collectively, the “Class A Directors”) are the Class A Directors of Management VII. The Class A Directors are each United States citizens and the present principal occupation of each is as a venture capital investor. The business address of each of the Class A Directors is 528 Ramona Street, Palo Alto, California 94301.
(d), (e). During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Pursuant to the terms of a Stock Purchase Agreement dated November 12, 2009, by and among the TCV Funds, various selling stockholders as named therein (the “Selling Stockholders”), certain other purchasers and the Company, the Selling Stockholders agreed to sell, and the TCV Funds agreed to purchase, an aggregate of 1,004,403 shares of the Company’s common stock (which was subsequently reclassified into Class B common stock), 318,844 shares of Series A Preferred Stock, 69,973 shares of Series B Preferred Stock, 30,860 shares of Series C Preferred Stock and 5,293 shares of Series C-1 Preferred Stock (collectively, the “Tender Offer Securities”) at a purchase price of $20.049 per share in the amounts set forth below.

	Number of Shares of	Number of Shares of	Number of Shares of	Number of Shares of	Number of Shares of
	Common Stock	Series A Preferred	Series B Preferred	Series C Preferred	Series C-1 Preferred
Name of Investor	Purchased	Stock Purchased	Stock Purchased	Stock Purchased	Stock Purchased
TCV VII	657,040	208,575	45,774	20,187	3,463
TCV VII(A)	341,216	108,318	23,771	10,484	1,798
Member Fund	6,147	1,951	428	189	32
In consideration for the Tender Offer Securities, the TCV Funds paid the Selling Stockholders an aggregate of $28,657,499.27. Each Tender Offer Security in the form of preferred stock converted into one share of Class B Common Stock of the Company (the “Class B Common Stock”) upon the closing of the Company’s initial public offering (the “IPO”). The source of funds for the acquisition of the Tender Offer Securities by the TCV Funds was from capital contributions from their respective partners.
Pursuant to the terms of a Stock Purchase Agreement dated December 4, 2009, by and among the TCV Funds, David William Hanna Trust dated October 30, 1989 (“Hanna Trust”) and the Company, Hanna Trust agreed to sell, and TCV VII, TCV VII(A) and Member Fund agreed to purchase, an aggregate of 153,824, 79,885 and 1,439 shares of the Company’s Series C Preferred Stock, respectively, and an aggregate of 107,839, 56,004 and 1,009 shares of the Company’s Series C-1 Preferred Stock (the Series C Preferred Stock and the Series C-1 Preferred Stock are collectively referred to as the “Series C Shares”), respectively, at a purchase price of $25.00 per share. In consideration for the Series C Shares, the TCV Funds paid Hanna Trust an aggregate of $10,000,000.00. Each Series C Share converted into one share of Class B Common Stock upon the closing of the Company’s IPO. The source of funds for the acquisition of the Series C Shares by the TCV Funds was from capital contributions from their respective partners.

Page 16 of 23 Pages

On July 21, 2010, TCV VII, TCV VII(A) and Member Fund purchased 49,300, 25,603 and 97 shares of Class A Common Stock, respectively, from the underwriters of the Company’s IPO at a purchase price of $36.00 per share, which was the initial price to the public (collectively, the “IPO Shares”). The source of funds for the acquisition of the IPO Shares by the TCV Funds was from capital contributions from their respective partners.
ITEM 4. PURPOSE OF TRANSACTION.
The Reporting Persons acquired the securities referenced in Item 3 for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Class A Common Stock in the open market, in connection with issuances by the Company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended, in privately negotiated transactions or otherwise and/or retain and/or sell or otherwise dispose of all or a portion of their shares in the open market, through transactions registered under the Securities Act, through privately negotiated transactions or through distributions to their respective partners or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Class A Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Except as set forth, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a), (b). As of the close of business on August 5, 2010, the Reporting Persons owned directly and/or indirectly the following shares:

Name of Investor	Number of Total Shares		Percentage of Outstanding Shares(*)

TCV VII	1,246,002(**	)(1)	15.65%
TCV VII(A)	647,079(**	)(2)	8.76%
Member Fund	11,292(**	)(3)	0.17%
TCM VII	1,893,081(**	)(4)	22.05%
Management VII	1,904,373(**	)(5)	22.15%
Mr. Hoag	1,904,373(**	)(5)	22.15%
Mr. Kimball	1,904,373(**	)(5)	22.15%
Mr. Drew	1,904,373(**	)(5)	22.15%
Mr. Reynolds	1,904,373(**	)(5)	22.15%
Mr. Griffith	1,904,373(**	)(5)	22.15%
Mr. Trudeau	1,904,373(**	)(5)	22.15%
Mr. Marshall	1,904,373(**	)(5)	22.15%
Mr. McAdam	1,904,373(**	)(5)	22.15%
Mr. Rosenberg	1,904,373(**	)(5)	22.15%

(*)	All percentages in this table are based on (i) 6,766,602 shares of Class A Common Stock of the Company outstanding after the closing of the Company’s IPO as reported in the Company’s prospectus, dated July 21, 2010, as filed by the Company with the Securities and Exchange Commission on July 22, 2010 pursuant to Rule 424(b)(4), plus (ii) shares of Class A Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(i) with respect to such Reporting Persons.

(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.

(1)	Includes 49,300 shares of Class A Common Stock and 1,196,702 shares of Class B Common Stock that are immediately convertible, at the holder’s option, into Class A Common Stock on a 1-for-1 basis.

(2)	Includes 25,603 shares of Class A Common Stock and 621,476 shares of Class B Common Stock that are immediately convertible, at the holder’s option, into Class A Common Stock on a 1-for-1 basis.

(3)	Includes 97 shares of Class A Common Stock and 11,195 shares of Class B Common Stock that are immediately convertible, at the holder’s option, into Class A Common Stock on a 1-for-1 basis.

(4)	Includes 74,903 shares of Class A Common Stock and 1,818,178 shares of Class B Common Stock that are immediately convertible, at the holder’s option, into Class A Common Stock on a 1-for-1 basis.

(5)	Includes 75,000 shares of Class A Common Stock and 1,829,373 shares of Class B Common Stock that are immediately convertible, at the holder’s option, into Class A Common Stock on a 1-for-1 basis.
Each of the TCV Funds has the sole power to dispose or direct the disposition of the shares which it holds directly, and has the sole power to vote or direct the vote of such shares.

Page 17 of 23 Pages

Management VII, as the ultimate general partner of TCV VII and TCV VII(A) and a general partner of the Member Fund, and TCM VII, as the direct general partner of TCV VII and TCV VII(A), may also be deemed to have the sole power to dispose or direct the disposition of the shares held by TCV VII and TCV VII(A) and, with respect to Management VII, certain of the shares held by Member Fund and have the sole power to direct the vote of such shares. Each of Management VII and TCM VII disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.
Under the memorandum and articles of association of Management VII, the Class A Directors have the shared power to dispose or direct the disposition of the shares held by TCV VII and TCV VII(A) and certain of the shares held by Member Fund and the shared power to direct the vote of such shares. Each of the Class A Directors disclaims beneficial ownership of the securities owned by Management VII, TCM VII, TCV VII, TCV VII(A) and Member Fund except to the extent of their respective pecuniary interest therein.
The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.
Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Class A Common Stock owned beneficially or of record by any other Reporting Person.
(c). Except as set forth herein, none of the Reporting Persons have effected any transaction in the Company stock during the past 60 days.
(d). Not applicable.
(e). Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Pursuant to the Ninth Amended and Restated Registration Rights Agreement dated May 27, 2010 (the “Rights Agreement”) by and between the Company on the one hand, and the TCV Funds and certain other parties on the other hand, the Company agreed to register, to the extent requested by the TCV Funds, shares of capital stock of the Company held by the TCV Funds. Such registration rights include rights to request inclusion of the shares held by the TCV Funds in subsequent offerings initiated by the Company as well as to request registration of their shares in certain cases subject to certain limitations as set forth in the Rights Agreement. The Company is obligated to pay all expenses (other than underwriting discounts and commissions) incurred in connection with such registrations. The Company has agreed to indemnify the TCV Funds and related persons against certain liabilities under securities laws in connection with the sale of securities under such registrations.
A copy of the Rights Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein.
Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1 Joint Filing Agreement
Exhibit 2 Ninth Amended and Restated Registration Rights Agreement dated May 27, 2010 (incorporated by referenced from Exhibit 4.01 to Green Dot Corporation’s Registration Statement on Form S-1 filed on February 26, 2010)
Exhibit 3 First Amendment to Ninth Amended and Restated Registration Rights Agreement dated July 16, 2010 (incorporated by reference from Exhibit 4.02 to Green Dot Corporation’s Registration Statement on Form S-1 filed on July 19, 2010)
Exhibit 4 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009)
Exhibit 5 Statement Appointing Designated Filer and Authorized Signatories dated August 6, 2010

Page 18 of 23 Pages

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 6, 2010

TCV VII, L.P.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TCV VII (A), L.P.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TCV MEMBER FUND, L.P.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

JAY C. HOAG
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

RICHARD H. KIMBALL
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

JOHN L. DREW
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

JON Q. REYNOLDS, JR.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

WILLIAM J.G. GRIFFITH IV
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

Page 19 of 23 Pages

ROBERT W. TRUDEAU
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

CHRISTOPHER P. MARSHALL
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TIMOTHY P. McADAM
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

JOHN C. ROSENBERG
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

Page 20 of 23 Pages

EXHIBIT INDEX
Exhibit 1 Joint Filing Agreement
Exhibit 2 Ninth Amended and Restated Registration Rights Agreement dated May 27, 2010 (incorporated by referenced from Exhibit 4.01 to Green Dot Corporation’s Registration Statement on Form S-1 filed on February 26, 2010)
Exhibit 3 First Amendment to Ninth Amended and Restated Registration Rights Agreement dated July 16, 2010 (incorporated by reference from Exhibit 4.02 to Green Dot Corporation’s Registration Statement on Form S-1 filed on July 19, 2010)
Exhibit 4 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009)
Exhibit 5 Statement Appointing Designated Filer and Authorized Signatories dated August 6, 2010

Page 21 of 23 Pages